Erasca, Inc.

3115 Merryfield Row, Suite 300

San Diego, CA 92121

August 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Erasca, Inc.

Registration Statement on Form S-3

File No. 333-289537

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Erasca, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on August 22, 2025, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ERASCA, INC.

By:	/s/ Jonathan E. Lim
Jonathan E. Lim, M.D.
Chairman, Chief Executive Officer and Co-Founder

cc:	Ebun S. Garner, Erasca, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP